November 30, 2005

VIA EDGAR AND FACSIMILE

Stephen G. Krikorian

Branch Chief-Accounting

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	NDS Group plc
Form 10-K for Fiscal Year ended June 30, 2005
File No.: 0-30364

Dear Mr. Krikorian:

On behalf of NDS Group plc, this letter is in response to the staff’s letter of comment dated November 15, 2005 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2005. For the convenience of the staff, we have set out each of the comments in bold italic font immediately preceding the corresponding response.

1.	With regard to your accounting for revenue from the sale of smart cards in accordance with SAB No. 104, tell us when you last assessed the continued applicability of this revenue model. Your accounting for smart cards in accordance with this model suggests that you believe software is incidental to these products. Given the rapid technological advances inherent in your industry, tell us what consideration you have given to whether the software embedded in your smart cards could be more than incidental to the product and would therefore require the application of SOP 97-2.

Response - We consider that SAB No. 104 provides the most applicable guidance on how to account for revenue arising from the supply of smart cards. We periodically assess the continued applicability of this revenue model and last assessed its applicability during the preparation of our fiscal 2005 results.

We consider the smart card to be a hardware device. It acts in a way analogous to a physical key. The main software elements of a VideoGuard conditional access system are contained within the platform operator’s head-end and within the set-top box. The smart card primarily contains data as to

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the entitlements of a particular subscriber and a unique code which identifies the smart card as belonging to a particular set-top box and subscriber. The software within the set-top box checks the data stored on the smart card with respect to validity of the entitlements and will decrypt the broadcast stream only if the entitlements are valid. The hardware of the smart card is designed to prevent the communication between the set-top box and the smart card (the “checking action”) from being intercepted or otherwise interfered with. Therefore, the supply of additional smart cards enables a platform operator to expand its usage of the VideoGuard conditional access system up to the designed capacity by authorizing additional subscribers.

The supply of smart cards does not involve the supply of software beyond that contained within the set-top box or at the platform operator’s head-end. Any software within the smartcard is incidental to its functions as a secure hardware device.

At a minimum, please address the following in your response:

a)	Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination that software is incidental to your smart cards and replacement cards.

Response - We have considered the factors identified in footnote 2 to SOP 97-2 as follows:

•	Is the software a significant focus of the marketing effort? The marketing of a smart card-based conditional access system (as opposed to a system which does not rely on a smart card) focuses on the additional security features that a hardware-based solution offers a platform operator. The software within the smart card is not a focus of the marketing effort.

•	Is the software sold separately? Any software within the smart card is not sold separately.

•	Is postcontract customer support (“PCS”) provided? We offer no PCS relating to the supply of smart cards. The authorization of a smart card for use by a particular subscriber is wholly controlled by the platform operator and requires no software upgrades or other support from us.

•	Does the vendor incur significant costs related to software that are within the scope of FASB Statement 86? The design of a smart card is

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focused on its physical characteristics as a hardware device and any costs incurred in connection with software development are inconsequential.

Accordingly, we believe that the indicators included in footnote 2 to SOP 97-2 suggest that any software within the smart card is incidental to its function as a hardware device.

b)	Define the nature of security maintenance that is provided to purchasers of the smart cards. Indicate whether these maintenance services include upgrades or bug fixes.

Response - We provide no maintenance services in connection with the supply of smart cards, unless the customer also enters into a security maintenance contract in connection with the VideoGuard conditional access system. The security maintenance activities provided in these circumstances are explained in our answer to Question 4 below. There are no software upgrades or bug fixes associated with security maintenance. The use and deployment of smart cards are wholly within the control of the platform operator.

c)	Clarify whether smart cards have substantive functionality apart from the software to perform the operations required by customers. That is, are the operations of the smart card carried out primarily by the software or the hardware or are the functions interdependent? Tell us whether the smart cards software is ever sold outside of the arrangements that also include smart cards.

Response - The supply of smart cards enables a platform operator to expand its usage of the VideoGuard conditional access system by authorizing additional subscribers onto the system. The functions of the smart card are explained above. The smart card is a secure hardware device; the software that performs the decryption and authorization processes is contained within the set-top box. Any software within the smart card is incidental to its functions as a secure hardware device and is not sold separately.

d)	Clarify whether the new features and up-to-date technology introduced by changeover cards impact the card, the software, or both. Similarly, tell us whether the customization services you offer result in the modification of the embedded software, the hardware or both.

Response - The purpose of a smart card changeover is to preserve the security of the data stored on the smart card. The new features and up-to-date technology introduced by changeover cards are advances in hardware design

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which preserve the security of the data stored on the smart card and the communication between the set-top box software and the smart card. Any embedded software within the smart card remains incidental to the role of the smartcard as a hardware device.

2.	We note that the conditional access category has various elements that each have different revenue policies. Consider revising your disclosure to clearly indicate how revenue is recognized and earned by each type of technology service provided or by the three main categories of customers (see your page 2). This disclosure would then be consistent with the revenue line items presented on your statement of income. For example, your response illustrates that conditional access revenue arises from integration, development and support and license fees, however, this fact is not clearly disclosed and addressed in the footnote. Further, the method of allocating the fees to elements should be clearly disclosed. See SAB Topic 13 (B).

Response - We note the staff’s comment and will consider it in connection with future filings.

3.	We note that in some cases you follow SOP 97-2 and in others you apply SAB 104 and EITF 00-21. Tell us whether any of your arrangements include both SOP 97-2 elements and SAB 104 elements. If so, clearly indicate how you apply EITF 00-21 in these instances. For example, indicate how you bifurcate revenue to the smart cards, security maintenance and conditional access software. Include disclosures accordingly.

Response - The arrangements under which we supply smart cards to our largest customers (and which contributed approximately 96% of our total revenues from smart cards in fiscal 2005) do not include software elements and are therefore accounted for under SAB 104 and, if appropriate, EITF 00-21.

Instances where SOP 97-2 apply are limited to the initial contract with a new customer for the supply of a VideoGuard conditional access system. Such arrangements may encompass head-end software elements, set-top box software elements and integration services, along with the supply of an initial quantity of smart cards. At the outset of such a contract and during the period of delivery, there is no basis to allocate revenue between the various elements and accordingly revenue is deferred. Once the initial system has been delivered and accepted, revenue is recognized under SOP 97-2. We allocate revenues between the delivered elements (“a working system” including some initial smart cards) and the undelivered elements (being any

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undelivered smart cards ordered as part of the initial system) using the residual method based on vendor specific objective evidence of fair value of smart cards.

Once the system and initial smart cards have been delivered and accepted, all future orders for smart cards and the associated security maintenance services will be deemed separate contracts. As smart cards are hardware, revenue will be recognized under SAB 104 and, if applicable, EITF 00-21.

4.	With regard to the customer arrangements identified in your response as “Contract Type A” and “Contract Type C”, please further clarify the nature of your continuing performance obligations. Explain why you believe that the obligation represents a deliverable since at the inception of the contract the deliverable is not specified or known. Conversely, if the smart cards are subject to SOP 97-2, tell us whether your obligations to provide changeover cards represent specified future products or functionality to be created or delivered or whether your obligation is to provide changeover cards that include upgrades and new features on an unspecified or as-available basis. Further, indicate why you do not believe that this obligation should be considered part of PCS since it is due on a “when-and-if-available” basis.

Response - As explained in our response to Question 1, any software within the smart card is incidental to its functions as a secure hardware device and, therefore, we do not consider that the provisions of SOP 97-2 apply.

Our continuing performance obligations are to ensure that the platform operator’s system remains secure, and this may include an obligation to provide changeover cards for the active subscriber base. If there is no security breach in a given monthly period, then the security maintenance fee is due and we recognize it as revenue for that period, subject only to deferral of the element attributable to the future supply of changeover cards.

The smart card will operate as a secure hardware device without us providing additional security services; some customers do not purchase these additional services. However, we offer additional security maintenance services with the aim of extending the life of the smart cards and of thwarting piracy activities. These services include monitoring piracy activities. We employ technical experts fluent in many different languages to monitor internet sites and publicly available information. We also employ security experts with experience in crime detection and counter-espionage to gather information and identify potential threats. We work closely with law

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enforcement agencies to provide evidence of criminal piracy activities and assist in the prosecution of such crimes.

These services are known at the inception of the contract and are set forth in the agreement.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at 212-918-8720.

Very truly yours,

Amy Bowerman Freed